Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in the forward-looking statements for several reasons, including those described under “—Cautionary Statement Regarding Forward-Looking Statements” below and in the section entitled “Risk Factors” in JBS S.A.’s annual report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the United States Securities and Exchange Commission (the “SEC”) on March 27, 2024, as amended on August 15, 2024 (the “Form 20-F”), and other issues discussed herein.

This MD&A should be read in conjunction with, and is qualified in its entirety by reference to: (1) JBS S.A.’s unaudited condensed consolidated interim financial information as of September 30, 2024 and for the three- and nine-month periods ended September 30, 2024 and 2023, and the related notes thereto (“JBS S.A.’s unaudited interim financial statements”), furnished to the SEC, as part of the current report on Form 6-K to which this MD&A is attached as an exhibit (the “Form 6-K”); (2) JBS S.A.’s audited consolidated financial statements as of December 31, 2023, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2023, and the related notes thereto, which are included in the Form 20-F (“JBS S.A.’s audited financial statements” and, together with JBS S.A.’s unaudited interim financial statements, “JBS S.A.’s financial statements”); and (3) the information presented under the section of the Form 20-F entitled “Presentation of Financial and Other Information.”

JBS S.A.’s audited financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by International Accounting Standards Board (IASB). JBS S.A.’s unaudited interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting, as issued by the IASB.

Except where the context otherwise requires, in this MD&A:

●	“JBS Group,” “we,” “our,” “us,” “our company” or like terms refer to JBS S.A. and its consolidated subsidiaries.

●	“JBS S.A.” refers to JBS S.A., a Brazilian corporation (sociedade anônima).

●	“JBS USA” refers to JBS USA Holding Lux S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg. JBS USA is an indirect wholly-owned subsidiary of JBS S.A.

●	“PPC” refers to Pilgrim’s Pride Corporation, a Delaware corporation. JBS S.A. beneficially owns approximately 83% of PPC’s outstanding common stock.

●	“Seara” refers to Seara Alimentos Ltda., a Brazilian limited liability company (sociedade limitada). Seara and its subsidiaries produce poultry, pork and processed foods in Brazil. Seara is an indirect wholly-owned subsidiary of JBS S.A.

Overview

We are the largest protein company and one of the largest food companies in the world in terms of net revenue for the year ended December 31, 2023, according to Bloomberg’s Food Index and publicly available sources. Our net revenue was US$57.2 billion and US$53.5 billion for the nine-month periods ended September 30, 2024 and 2023, respectively, and US$72.9 billion, US$72.6 billion and US$65.0 billion for the years ended December 31, 2023, 2022 and 2021, respectively. We recorded a net income of US$1.5 billion for the nine-month period ended September 30, 2024, compared to a net loss of US$0.2 billion for the nine-month period ended September 30, 2023. We recorded a net loss of US$0.1 billion for the year ended December 31, 2023 and a net income of US$3.1 billion and US$3.8 billion for the years ended December 31, 2022 and 2021, respectively. Our Adjusted EBITDA was US$5.3 billion and US$2.4 billion for the nine-month periods ended September 30, 2024 and 2023, respectively, and US$3.5 billion, US$6.7 billion and US$8.5 billion for the years ended December 31, 2023, 2022 and 2021, respectively. Through strategic acquisitions and capital investment, we have created a diversified global platform that allows us to prepare, package and deliver fresh and frozen, value-added and branded beef, poultry, pork, fish and lamb products to leading retailers and foodservice customers. We sell our products to more than 300,000 customers worldwide in approximately 190 countries on six continents.

As of September 30, 2024, we were:

●	the #1 global beef producer in terms of capacity, according to Nebraska Public Media, with operations in the United States, Australia, Canada and Brazil and an aggregate daily processing capacity of approximately 75,700 heads of cattle;

●	the #1 global poultry producer in terms of capacity, with operations in the United States, Brazil, United Kingdom, Mexico, Puerto Rico and Europe, and an aggregate daily processing capacity of approximately 13.8 million chickens according to WATT Poultry, a global resource for the poultry meat industries;

●	the #2 largest global pork producer in terms of capacity, with operations in the United States, Brazil, the United Kingdom, Australia and Europe, and an aggregate daily processing capacity of approximately 147,000 hogs according to WATT Poultry;

●	a leading lamb producer in terms of capacity, according to Levante, with operations in Australia and Europe and an aggregate daily processing capacity of approximately 23,500 heads;

●	a leading regional fish producer in terms of capacity, according to Forbes, with operations in Australia and an aggregate daily processing capacity of approximately 4,800 tons; and

●	a significant global producer of value-added and branded meat products.

We primarily sell protein products, which include fresh and frozen cuts of beef, pork, lamb, fish, whole chickens and chicken parts, to retailers (such as supermarkets, club stores and other retail distributors), and foodservice companies (such as restaurants, hotels, foodservice distributors and additional processors). Our food products are marketed under a variety of national and regional brands, including: in North America, “Swift,” “Just Bare,” “Pilgrim’s Pride,” “1855,” “Gold Kist Farms,” “Del Dia,” “Northern Gold” and “Canadian Diamond” and premium brand “Sunnyvalley”; in Brazil, “Swift,” “Seara,” “Friboi, “Maturatta,” “Reserva Friboi,” “Seara Da Granja,” “Seara Nature,” “Massa Leve,” “Marba,” “Doriana,” “Delícia,” “Primor,” “Delicata,” “Incrível,” “Rezende,” “LeBon,” “Frango Caipira Nhô Bento,” “Seara Turma da Mônica,” and premium brands “1953,” “Seara Gourmet,” “Hans” and “Eder”; in Australia, “Great Southern” and “AMH”; and in Europe, “Moy Park” and “O’Kane.” We also produce value-added and branded products marketed, primarily under our portfolio of widely recognized consumer brands in some of our key markets, including “Seara” in Brazil, “Primo,” “Rivalea” and “Huon” in Australia and “Beehive” in New Zealand.

We are geographically diversified. In the nine-month periods ended September 30, 2024 and 2023 and in the year ended December 31, 2023, we generated 74.3%, 74.9% and 74.7%, respectively, of our net revenue from sales in the countries where we operate our facilities, which we classify as domestic sales, and 25.7%, 25.1% and 25.3%, respectively, of our net revenue represented export sales. The United States, Brazil and Australia are leading exporters of protein to many fast-growing markets, including Asia, Africa and the Middle East. Asia represented 48.9%, 54.4% and 53.2% of our net revenue from export sales in the nine-month periods ended September 30, 2024 and 2023 and in the year ended December 31, 2023, respectively, primarily from sales in China, Japan and South Korea. Africa and the Middle East collectively represented 15.1%, 12.1% and 12.1% of our net revenue from export sales in the nine-month periods ended September 30, 2024 and 2023 and in the year ended December 31, 2023, respectively.

Reportable Segments

Our management has defined our operating segments based on the reports that are used to make strategic decisions, analyzed by our chief operating decision maker, who is our chief executive officer. We operate in the following seven reportable business segments: (1) Brazil; (2) Seara; (3) Beef North America; (4) Pork USA; (5) Pilgrim’s Pride; (6) Australia; and (7) Others. For additional information, see note 23 to JBS S.A.’s unaudited interim financial statements included in the Form 6-K and note 25 to JBS S.A.’s audited financial statements included in the Form 20-F and “Item 4. Information on the Company—B. Business Overview—Description of Business Segments” in the Form 20-F. Each segment’s operating performance is evaluated by our chief operating decision maker based on Adjusted EBITDA. See “—Reconciliation of Adjusted EBITDA” below for more information about Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to net income (loss).

Description of Main Consolidated Statement of Income Line Items

Net Revenue

The vast majority of our net revenue is derived from contracts which are based upon a customer ordering our products. Net revenues are recognized when there is a contract with the customer, the transaction price is reliably measurable and when the control over the goods sold is transferred to the customer. We account for a contract, which may be verbal or written, when it is approved and committed by both parties, the rights of the parties are identified along with payment terms, the contract has commercial substance and collectability is probable. While there may be master agreements, the contract is only established when the customer’s order is accepted by us.

We evaluate the transaction for distinct performance obligations, which are the sale of our products to customers. Each performance obligation is recognized based upon a pattern of recognition that reflects the transfer of control to the customer at a point in time, which is upon destination (customer location or port of destination), which depicts the transfer of control and recognition of net revenue. There are instances of customer pick-up at our facility, in which case control transfers to the customer at that point and we recognize net revenue. Our performance obligations are typically fulfilled within days to weeks of the acceptance of the order.

The measurability of the transaction price can be impacted by variable consideration (i.e., discounts, rebates, incentives and the customer’s right to return products). Some or all of the estimated amount of variable consideration is included in the transaction price but only to the extent that it is highly probable a significant reversal in the amount of cumulative net revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. This is usually at the point of dispatch or on delivery of the products. This varies from customer to customer according to the terms of sale. However, due to the nature of our business, there is minimal variable consideration.

Allocating the transaction price to a specific performance obligation based upon the relative standalone selling prices includes estimating the standalone selling prices including discounts and variable consideration.

Shipping and handling activities are performed before a customer obtains control of the goods and its obligation is fulfilled upon transfer of the goods to a customer. Shipping and handling costs are recorded within cost of sales. We can incur incremental costs to obtain or fulfill a contract, such as payment of commissions, which are not expected to be recovered. The amortization period for such expenses is less than one year; therefore, the costs are expensed as incurred and included in deductions from sales.

We receive payments from customers based on terms established with the customer. Payments are typically due within seven days of delivery for domestic accounts and 30 days for international accounts. Customer contract liabilities relate to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when we have an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. We recognize net revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the statement of financial position.

We disaggregate our net revenues by (i) domestic sales, which refer to sales within each geographical location and; (ii) export sales, which refer to sales outside of each geographical location.

We also disaggregate our net revenues between Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Others to align with our segment presentation in note 23 to JBS S.A.’s unaudited interim financial statements included in the Form 6-K and note 25 to JBS S.A.’s audited financial statements included in the Form 20-F.

Net revenue by significant category are as follows:

	For the nine-month period ended September 30,
	2024	2023
	(in millions of US$)
Domestic sales	42,500.4	40,051.2
Export sales	14,708.5	13,417.9
Net revenue	57,208.9	53,469.0

Our net revenue is derived from our seven segments as set forth below.

●	Net Revenue from Sales of Brazil. This segment includes all of our operating activities in Brazil, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products, such as leather, collagen and other products produced in Brazil. Net revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chain.

●	Net Revenue from Sales of Seara. This segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Net revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chain.

●	Net Revenue from Sales of Beef North America. This segment includes JBS USA’s beef processing operations in North America and the plant-based businesses. This segment also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the United States and Vivera Topholding BV produces and sells plant-based protein products in Europe.

●	Net Revenue from Sales of Pork USA. This segment includes JBS USA’s pork operations, including Swift Prepared Foods. Net revenues are generated from the sale of products predominantly to retailers of fresh pork, including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, net revenues are generated from the sale of case ready products, including the acquisition of TriOak Foods, an American pork producer and grain marketer. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS USA will source live hogs for its pork processing operations.

●	Net Revenue from Sales of Pilgrim’s Pride. Our Pilgrim’s Pride segment includes PPC’s operations, the majority of whose revenues are generated from United States, United Kingdom, Europe and Mexico sales of fresh and prepared chicken. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates net revenue from the sale of prepared pork products through Pilgrim’s Pride Limited. The segment includes the specialty meats and ready meals businesses of Pilgrim’s Food Masters and generates net revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

●	Net Revenue from Sales of Australia. Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef net revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb, pork and fish processing facilities in Australia and New Zealand,, with the acquisitions of Huon Aquaculture Group Ltd. and Rivalea Holdings Pty Ltd. JBS Australia also generates net revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

●	Net Revenue from Sales of Others. Our Others segment includes certain operations not directly attributable to our primary segments set forth above, such as international leather operations and other operations in Europe.

Cost of Sales

A significant portion of our cost of sales consists of raw materials, primarily biological assets and feed ingredients. We incur costs to (1) purchase livestock (cattle, hogs and lamb) ready for slaughter in the production of beef, pork and lamb products and (2) feed live animals (chickens, hogs and fish) for breeding and slaughter in the production of chicken, pork and fish products in our vertically-integrated operations. Raw materials costs are generally influenced by fluctuations in prices to purchase (i) livestock in the spot market or under contracts and (ii) feed ingredients, primarily corn and soy meal, which are the main feed ingredients required in our vertically integrated operations. In addition to purchasing livestock and feed ingredients, our cost of sales also consists of other production costs (including packaging and other raw materials) and labor. The key drivers of costs by segment are as follows:

●	Brazil. In Brazil we generally purchase cattle livestock in the spot market transactions or under contracts that fluctuate with market conditions as we do not keep or raise our own cattle. Our Brazil operations are impacted primarily by grass-fed cattle supply. Reductions in the breeding herds can affect supply, and thus costs, over a period of years.

●	Seara. Our vertically-integrated chicken and pork operations are impacted primarily by fluctuations in the price of feed ingredients.

●	Beef North America. We generally purchase cattle livestock in the spot market or under contracts that fluctuate with market conditions as we do not keep or raise our own cattle. Our beef operations are impacted primarily by fed cattle supply. Our beef business is directly affected by fluctuations in the spot market based on available supply and indirectly influenced by fluctuations in the price of feed ingredients.

●	Pork USA. In North America, we generally purchase pork livestock in the spot market or under contracts that fluctuate with market conditions and we raise approximately 25% of our hogs. Our pork business is directly affected by fluctuations in the price of feed ingredients.

●	Pilgrim’s Pride. Our vertically-integrated chicken operations are impacted primarily by fluctuations in the price of feed ingredients.

●	Australia. Our Australian beef operations are impacted primarily by grass-fed cattle supply, in addition to fish ingredients and hog prices.

●	Others. Includes certain costs and expenses related to our operations not directly attributable to the primary segments, such as certain of our corporate expenses and our costs and expenses related to our international leather operations and other operations in Europe.

Adjusted EBITDA

Adjusted EBITDA is calculated by making the following adjustments to net income, as further described below under “—Reconciliation of Adjusted EBITDA”: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; exclusion of Rio Grande do Sul losses; exclusion of fiscal payments – special program; and exclusion of certain other operating income (expense), net.

Operating Expenses

Our operating expenses consists primarily of:

●	General and Administrative Expenses. This line item primarily includes expenses relating to corporate payroll, utilities and maintenance of our corporate offices and headquarters.

●	Selling Expenses. This line item includes expenses relating to advertising, freights, payment of commissions and salaries to members of our sales team and allowances for doubtful accounts.

Net Finance Expense

Net finance expense includes expenses relating to interest incurred on our indebtedness, interest income, gains and losses related to our net exposure to foreign currencies and fair value adjustments from financing and commodity-related derivative transactions.

Items Affecting Comparability of Financial Results

Acquisitions

We have a track record of acquiring and integrating operations. Through strategic acquisitions, we have built a diversified global platform, which has significantly increased our net revenues, partially due to these acquisitions..

Revenues, expenses and cash flows of acquired businesses are recorded for transactions consummated commencing after the closing date of the business acquired.

Currency

As a global company, our results of operations and financial condition have been, and will continue to be, exposed to foreign currency exchange rate fluctuations. The financial statements of each entity included in the consolidation are prepared using the functional currency of the main economic environment it operates.

Any depreciation or appreciation of the foreign currency exchange rate compared to an entity´s functional currency may impact our revenues, costs and expenses causing a monetary increase or decrease, provided that the other variables remain unchanged. In addition, a portion of our loans and financings is denominated in foreign currencies (foreign currency indicates loans denominated in a different currency from an entity´s functional currency). For this reason, any movement of the currency exchange rate compared to an entity´s functional currency may significantly increase or decrease our finance expense and our current and non-current loans and financings. Additionally, the results and financial position of all entities with a functional currency different from our functional currency (Brazilian real) have been translated to Brazilian real and then translated from the functional currency (Brazilian real) into the Group’s presentation currency (U.S. dollar).

Our risk management department enters into derivative instruments previously approved by our board of directors to protect financial assets and liabilities and future cash flow from commercial activities and net investments in foreign operations. Our board of directors has approved financial instruments to hedge our exposure to loans, investments, cash flows from interest payments, export estimate, acquisition of raw material, and other transactions, whenever they are quoted in currencies different than our or our subsidiaries’ functional currency. The primary exposures to exchange rate risk are in U.S. dollars, euros, British pounds, Mexican pesos and Australian dollars.

Principal Factors Affecting our Financial Condition and Results of Operations

Our results of operations have been influenced and will continue to be influenced by a variety of factors. In addition to the factors discussed below, factors that impact the results of our operations include outbreaks of livestock and poultry disease, product contamination or recalls, our ability to implement our business plan and the level of demand for our products in the countries in which we operate. Demand for our products in those countries is affected by the performance of their respective economies in terms of GDP, as well as prevailing levels of employment, inflation and interest rates.

Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride and Australia Segments

We operate globally and during the regular course of our operations are exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in our North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others.

Our risk management department is responsible for mapping our exposure to commodity prices and proposing strategies to our risk management committee in order to mitigate such exposure. Biological assets are a very important raw material used by us. In order to maintain future supply of these materials, we enter into forward contracts to anticipate purchases with suppliers. To complement these forward purchases, we use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations - on inventories and sales contracts. We take the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

In addition to the above, our risk management department monitors a number of other metrics and indicators that affect our operations in our Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride and Australia segments, including the following:

●	production volume;

●	plant capacity utilization;

●	sales volume;

●	selling prices;

●	customer demand and preferences (see “Item 3. Key Information—D. Risk Factors—Risks relating to our Business and Industries—Changes in consumer preferences and/or negative perception of the consumer regarding the quality and safety of our products could adversely affect our business” in the Form 20-F);

●	commodity futures prices for livestock (see “Item 3. Key Information—D. Risk Factors—Risks relating to our Business and Industries—Our results of operations may be adversely affected by fluctuations in market prices for, and the availability of, livestock and animal feed ingredients” in the Form 20-F);

●	the spread between livestock prices and selling prices for finished goods;

●	utility prices and trends;

●	livestock availability;

●	production yield;

●	seasonality;

●	the economy performance of the countries where we sell our products;

●	competition and industry consolidation;

●	taxation;

●	perceived value of our brands;

●	interest rate fluctuations;

●	currency exchange rate fluctuations (see “Item 3. Key Information—D. Risk Factors—Risks relating to our business and the beef, pork and chicken industries—Our exports pose special risks to our business and operations” in the Form 20-F); and

●	trade barriers, exchange controls and political risk and other risks associated with export and foreign operations (see “Item 3. Key Information—D. Risk Factors—Risks relating to our business and the beef, pork and chicken industries—Our exports pose special risks to our business and operations” in the Form 20-F).

Effects of the variation of prices for the purchase of raw materials on our costs of goods sold

Our principal raw materials are livestock and feed ingredients for our chicken, pork and fish operations. Raw materials accounted for a majority of the total cost of products sold during the nine-month period ended September 30, 2024 and the year ended December 31, 2023. Changes in the price of cattle, pork and feed ingredients have a direct impact on operating costs and are based on factors beyond our management’s control, such as climate, the supply volume, transportation costs, agricultural policies and others. We seek to hedge the price paid for cattle purchased through financial instruments in order to attempt to protect ourselves from price variations between their date of the purchase and their date of the delivery. Our risk management department is responsible for mapping the exposures to commodity prices of the JBS Group and proposing strategies to our risk management committee, in order to mitigate such exposures. Biological assets are a very important raw material used by us. In order to maintain future supply of these materials, we participate in forward contracts to anticipate purchases with suppliers. To complement these forward purchases, we use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations - on inventories and sales contracts. We take the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

 The price of cattle, pork and feed ingredients in the domestic markets has significantly fluctuated in the past, and we believe that it will continue to fluctuate over the next few years. Any increase in the price of cattle, pork and feed ingredients and, consequently, production costs may adversely impact our gross margins and our results of operations if we are not able to pass these price increases to our clients. Conversely, any decrease in the price of cattle, pork and feed ingredients and, consequently, our production costs, may positively impact our gross margins and our results of operations.

Effect of level of indebtedness and interest rates

As of September 30, 2024, our total outstanding indebtedness was US$18,958.0 million, consisting of US$1,857.8 million of current loans and financings and US$17,100.3 million of non-current loans and financings, representing 59.0% of our total liabilities, which totaled US$32,107.6 million as of September 30, 2024.

As of December 31, 2023, our total outstanding indebtedness was US$19,999.1 million, consisting of US$891.6 million of current loans and financings and US$19,107.6 million of non-current loans and financings, representing 60.8% of our total liabilities, which totaled US$32,870.0 million as of December 31, 2023.

The interest rates that we pay on our indebtedness depend on a variety of factors, including local and international interest rates and risk assessments of our company, our industry and the global economies.

Fluctuations in domestic market prices of fresh and processed products can significantly affect our operating revenues

Domestic market prices for fresh and processed products are generally determined in accordance with market conditions. These prices are also affected by the additional markup that retailers charge end consumers. We have negotiated these margins with each network of retailers and depending on the network, with each store individually.

Effects of fluctuations in export prices of fresh and processed products on operating revenues

Fluctuations in export prices of our raw and processed products can significantly affect our net operating income. The prices of fresh and processed products that we charge in domestic and export markets have fluctuated significantly in recent years, and we believe that these prices will continue to fluctuate in the future.

Effects of fluctuations in foreign exchange rates currencies

As our presentation currency is the U.S. dollars and some of our entities have other currencies as their functional currency (for example the Brazilian real), all else being equal, any strengthening of the U.S. dollar against these currencies will reduce the revenues and expenses of these entities, whereas any depreciation of the U.S. dollar against these currencies will increase their revenues and expenses.

For further information on our presentation currency, functional currencies and translation of foreign currencies see “—Items Affecting Comparability of Financial Results—Currency” above.

Impacts from Russia-Ukraine and Israel-Hamas conflicts

The Russia-Ukraine war began in February 2022. The impact of the ongoing war and sanctions has not been limited to businesses that operate in Russia and Ukraine and has negatively impacted and will likely continue to negatively impact other global economic markets including where we operate. The impacts have included and may continue to include, but are not limited to, higher prices for commodities, such as food products, ingredients and energy products, increasing inflation in some countries, and disrupted trade and supply chains. The conflict has disrupted shipments of grains, vegetable oils, fertilizer and energy products. Russia’s recent suspension of the Black Sea Grain Initiative, which allowed Ukraine to export grain and other food items, will likely further exacerbate rising food prices and supply chain issues if not reinstated.

The impact on the agriculture markets falls into two main categories: (1) the effect on Ukrainian crop production, as the region is key in global grain production; and (2) the duration of the disruption in trade flows. Safety and financing concerns in the region are restricting export execution, which is in turn forcing grain and oil demand to find alternative supply. The duration of the war and related volatility makes global markets extremely sensitive to growing-season weather in other global grain producing regions and has led to a large risk premium in futures prices. The continued volatility in the global markets as a result of the war has adversely impacted our costs by driving up prices, raising inflation and increasing pressure on the supply of feed ingredients and energy products throughout the global markets.

In addition, the U.S. government and other governments in jurisdictions in which we operate have imposed sanctions and export controls against Russia, Belarus and interests therein and threatened additional sanctions and controls. The impact of these measures, now and in the future, could adversely affect our business, supply chain or customers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Markets in Which We Operate—Our business may be negatively impacted by economic or other consequences from Russia’s war against Ukraine and the sanctions imposed as a response to that action” in the Form 20-F for additional information.

Moreover, on October 7, 2023, Hamas attacked Israel, with Israel then declaring war on Hamas in the Gaza Strip. Escalation or expansion of hostilities, interventions by other groups or nations, the imposition of economic sanctions, disruption of shipping transit in the Straits of Hormuz or other significant trade routes, or similar outcomes could adversely affect the international trade, our business, results of operations, financial condition and cash flows. Although we do not have manufacturing operations in the affected regions, we are monitoring the development and unfolding of the situation and its potential effects on our sector and operations. As of the date of this MD&A, no significant impacts on our business have been measured.

Impact of Inflation

Most of the countries and regions in which we operate, including the United States, Brazil, Australia, Mexico and Europe, are currently experiencing pronounced inflation. None of the locations in which we operate are experiencing hyperinflation. All segments experienced inflation in operating costs, especially in labor, freight and transportation and certain materials. We have also experienced high average sales prices impacted by the current inflationary environment. We have responded to inflationary challenges in 2022, 2023 and 2024 by continuing negotiations with customers to pass through costs increases in order to recoup the increased expenses we have experienced. We also continue to focus on operational initiatives that aim to deliver labor efficiencies, better agricultural performance and improved yields.

For more information about the risks of inflation on our operations, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Markets in Which We Operate—Deterioration of global economic conditions could adversely affect our business” and “—We are exposed to emerging and developing country risks,” —The Brazilian government exercises, and will continue to exercise, significant influence over the Brazilian economy. These influences, as well as the political and economic conditions of the country, could negatively affect our activities” and “—Our business may be negatively impacted by economic or other consequences from Russia’s war against Ukraine and the sanctions imposed as a response to that action” in the Form 20-F.

Recent Developments

Seara Agribusiness Credit Receivable Certificates (Certificados de Recebíveis do Agronegócio)

On October 3, 2024, three series of agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) (“CRAs”) due 2029, 2034 and 2044, in the aggregate principal amount of R$1,502.6 million (equivalent to US$275.8 million, considering the exchange rate on September 30, 2024), were issued. These CRAs represent rural financial product notes (Cédulas de Produto Rural Financeiras – CPR-Financeiras) issued by Seara and guaranteed by JBS S.A. Seara plans to use the net proceeds from the issuances of the rural financial product notes primarily to acquire raw materials, namely corn in natura, in the ordinary course of its business. The agreements governing these CRAs contain customary covenants and events of default; however, they do not include any financial covenants.

Launch of JBS USA Exchange Offers

On October 25, 2024, we launched our offers to exchange (the “JBS USA Exchange Offers”) the following 13 series of notes issued by JBS USA, JBS USA Food Company and JBS Luxembourg Company S.à r.l. (collectively, the “Existing JBS USA Notes”): (1) US$1,507,046,000 aggregate principal amount of our outstanding 6.750% Senior Notes due 2034; (2) US$900,000,000 aggregate principal amount of our outstanding 7.250% Senior Notes due 2053; (3) US$3,062,000 aggregate principal amount of our outstanding 2.500% Senior Notes due 2027; (4) US$20,416,000 aggregate principal amount of our outstanding 5.125% Senior Notes due 2028; (5) US$803,000 aggregate principal amount of our outstanding 6.500% Senior Notes due 2029; (6) US$343,000 aggregate principal amount of our outstanding 3.000% Senior Notes due 2029; (7) US$4,320,000 aggregate principal amount of our outstanding 5.500% Senior Notes due 2030; (8) US$909,000 aggregate principal amount of our outstanding 3.750% Senior Notes due 2031; (9) US$16,974,000 aggregate principal amount of our outstanding 3.000% Sustainability-Linked Senior Notes due 2032; (10) US$10,598,000 aggregate principal amount of our outstanding 3.625% Sustainability-Linked Senior Notes due 2032; (11) US$483,000 aggregate principal amount of our outstanding 5.750% Senior Notes due 2033; (12) US$115,000 aggregate principal amount of our outstanding 4.375% Senior Notes due 2052; and (13) US$345,000 aggregate principal amount of our outstanding 6.500% Senior Notes due 2052, in each case, for the same principal amount of newly issued registered exchange notes (the “New JBS USA Notes”). For more information about the Existing JBS USA Notes, see “—Description of Material Indebtedness—Fixed Rate Notes” below.

The JBS USA Exchange Offers will expire on November 25, 2024, unless we extend them in our sole discretion. In connection with the settlement of the JBS USA Exchange Offers, we expect to deliver the New JBS USA Notes to holders of Existing JBS USA Notes who validly tender and do not validly withdraw their Existing JBS USA Notes prior to the expiration date. The settlement date for the JBS USA Exchange Offers will be promptly after the expiration date. The New JBS USA Notes will not be listed for trading on any organized exchange.

This MD&A is neither an offer to purchase nor a solicitation of an offer to sell or buy the Existing JBS USA Notes. Any offer to exchange the Exiting JBS USA Notes will be made solely on the terms and subject to the conditions set forth in a separate prospectus that will be directed to holders of the Existing JBS USA Notes.

Approval of Interim Dividends

On November 13, 2024, JBS S.A. approved the distribution of interim dividends from profit reserves in the amount of US$381.8 million (equivalent to R$2.22 billion considering the exchange rate on November 13, 2024), corresponding to US$0.17 (equivalent to R$1.00 considering the exchange rate on November 13, 2024) per common share, to be paid on January 15, 2025.

Overview of Results

We recorded a net income of US$1,509.2 million for the nine-month period ended September 30, 2024, compared to a net loss of US$173.7 million for the nine-month period ended September 30, 2023.

Summary of Results

Nine-Month Period Ended September 30, 2024 Compared to the Nine-Month Period Ended September 30, 2023

	For the nine-month period ended September 30,
	2024	2023	% Change
	(in millions of US$)

Consolidated statement of income:
Net revenue	57,208.9	53,469.0	7.0%
Cost of sales	(48,597.3)	(47,741.7)	1.8%
Gross profit	8,611.6	5,727.4	50.4%
Selling expenses	(3,438.8)	(3,387.7)	1.5%
General and administrative expenses	(1,712.6)	(1,620.6)	5.7%
Other income	60.3	115.0	(47.5)%
Other expenses	(109.1)	(108.5)	0.5%
Net operating expenses	(5,200.1)	(5,001.8)	4.0%
Operating profit	3,411.4	725.6	370.2%
Finance income	517.6	343.1	50.9%
Finance expense	(1,827.0)	(1,356.0)	34.7%
Net finance expense	(1,309.5)	(1,012.9)	29.3%
Share of profit of equity-accounted investees, net of tax	(0.2)	9.8	n.m.
Profit (loss) before taxes	2,101.7	(277.5)	n.m.
Current income taxes	(399.2)	(136.7)	192.0%
Deferred income taxes	(193.3)	240.5	n.m.
Total income taxes	(592.5)	103.8	n.m.
Net income (loss)	1,509.2	(173.7)	n.m.

n.m. = not meaningful.

Net Income (Loss)

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net income (loss)	1,509.2	(173.7)	1,682.9	n.m.
Net margin (net income as percentage of net revenue)	2.6%	(0.3)%	3.0 p.p.	—

n.m. = not meaningful.

For the reasons described below, we recorded a net income of US$1,509.2 million for the nine-month period ended September 30, 2024, compared to a net loss of US$173.7 million for the nine-month period ended September 30, 2023. The net margin was 2.6% for the nine-month period ended September 30, 2024, compared to (0.3)% for the nine-month period ended September 30, 2023.

Net Revenue

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	57,208.9	53,469.0	3,739.9	7.0%

Our net revenue increased by US$3,739.9 million, or 7.0%, in the nine-month period ended September 30, 2024, as compared to the comparative period in 2023. Our net revenue was positively impacted by an overall 5.9% increase in our consolidated sales volumes and by a 1.0% increase in consolidated average sales prices.. For more information, see “—Segment Results” below.

Cost of Sales

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Cost of sales	(48,597.3)	(47,741.7)	855.7	1.8%
Gross profit	8,611.6	5,727.4	2,884.2	50.4%
Cost of sales as percentage of net revenue	84.9%	89.3%	(4.3) p.p.	—

Our cost of sales increased by US$855.7 million, or 1.8%, in the nine-month period ended September 30, 2024, as compared to the comparative period in 2023, primarily due to a 11.4% increase in salaries and benefits costs to US$6,188.0 million in the nine-month period ended September 30, 2024 from US$5,552.5 million in the comparative period in 2023, primarily due to increases in wages, as a result of (1) the annual salary adjustment for all the workers from Brazil; (2) an increase in bonus provisions due to our company’s improved operational results in the nine-month period ended September 30, 2024 compared to the same period in 2023; and (3) an increase in the number of employees in our operations.

Selling Expenses

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Selling expenses	(3,438.8)	(3,387.7)	(51.2)	1.5%
Selling expenses as percentage of net revenue	6.0%	6.3%	0.3 p.p.	—

Our selling expenses increased by US$51.2 million, or 1.5%, in the nine-month period ended September 30, 2024, primarily due to a 86.4% increase in salaries and benefits to US$415.8 million in the nine-month period ended September 30, 2024 from US$223.1 million in the comparative period in 2023, mainly as a result of (1) the annual salary adjustment for all the workers from Brazil; and (2) an increase in the global sales commission due to an improved revenue. This increase was partially offset by a 5.6% decrease in freight and selling expenses to US$2,686.0 million in the nine-month period ended September 30, 2024 from US$2,844.0 million in the comparative period in 2023, primarily due to renegotiations for sea freight in some Brazilian exports and lower fuel prices in the United States.

General and Administrative Expenses

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

General and administrative expenses	(1,712.6)	(1,620.6)	(91.9)	5.7%
General and administrative expenses as percentage of net revenue	3.0%	3.0%	0.0 p.p.	—

Our general and administrative expenses increased by US$91.9 million, or 5.7%, in the nine-month period ended September 30, 2024, as compared to the comparative period in 2023, primarily due to:

●	DOJ and Antitrust agreements – DOJ and Antitrust agreements increased by US$38.8 million, or 91.9%, to US$81.0 million in the nine-month period ended September 30, 2024 from US$42.2 million in the comparative period in 2023, primarily due to the recognition during the nine-month period ended September 30, 2024 of expenses related to payments of settlements of ongoing litigations in the amount of US$71.3 million that did not occur during the nine-month period ended September 30, 2023.

●	Salaries and benefits – Salaries and benefits increased by US$27.6 million, or 3.2%, to US$898.9 million in the nine-month period ended September 30, 2024 from US$871.3 million in the comparative period in 2023, primarily as a result of (1) the annual salary adjustment for all the workers from Brazil; and (2) an increase in bonus provisions due to our company’s improved results in the nine-month period ended in September 30, 2024 compared to the same period in 2023.

●	Fees, services held and general expenses – Fees, services held and general expenses increased by US$27.2 million, or 5.0%, to US$574.0 million in the nine-month period ended September 30, 2024 from US$546.8 million in the comparative period in 2023, primarily as a result of an expense of US$81.8 million for the JBS Group’s adherence to the special program for payment of tax processes with exemption from fines and reduction of interest.

Other Income

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Other income	60.3	115.0	(54.7)	(47.5)%
Other income as percentage of net revenue	0.1%	0.2%	(0.1) p.p.	—

Our other income decreased by US$54.7 million, or 47.5%, in the nine-month period ended September 30, 2024, as compared to the comparative period in 2023, mainly relate to; (1) results on sale of assets totaling US$15.6 million in the nine-month period ended September 30, 2024, as compared to US$17.0 million in the comparative period in 2023; (2) insurance recovery, totaling US$0.1 million in the nine-month period ended September 30, 2024, as compared to US$19.3 million in the comparative period in 2023; and (3) tax refunds and extemporaneous tax credits, totaling US$5.9 million in the nine-month period ended September 30, 2024, as compared to US$41.8 million in the comparative period in 2023.

Other Expenses

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Other expenses	(109.1)	(108.5)	0.6	0.5%
Other expenses as percentage of net revenue	(0.2%)	(0.2%)	0.0 p.p.	—

Our other expenses increased by US$0.6 million, or 0.5%, in the nine-month period ended September 30, 2024, as compared to the comparative period in 2023, primarily due to a increase in restructuring expenses totaling US$ 82.1 million in the nine-month period ended September 30, 2024, as compared to US$60.4 million in the comparative period in 2023, partially offset by a decrease losses on asset sales, totaling US$12.8 million in the nine-month period ended September 30, 2024, as compared to US$27.1 million in the comparative period in 2023, and (3) several transactions that are not individually significant.

Net Finance Expense

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net finance expense	(1,309.5)	(1,012.9)	296.6	29.3%
Gains from exchange rate variation	84.7	103.2	(18.5)	(17.9)%
Fair value adjustments on derivatives	(353.8)	(56.5)	297.3	526.2%
Interest expense	(1,251.1)	(1,246.5)	(4.6)	0.4%
Interest income	309.4	224.8	84.6	37.7%
Bank fees and others	(98.7)	(37.8)	60.9	161.1%

n.m. = not meaningful.

Our net finance expense increased by US$296.6 million, or 29.3%, in the nine-month period ended September 30, 2024, as compared to the comparative period in 2023, primarily due to:

●	Fair value adjustments on derivatives – Loss from fair value adjustments on derivatives increased by US$297.3 million, or 526.2%, in the nine-month period ended September 30, 2024, as compared to the comparative period in 2023, mainly as a result of our short U.S. dollar derivative liabilities in the period, the fair value of which decreased with the continuous weakening of the Brazilian real against the U.S. dollar.

●	Bank fees and others – Bank fees and others increased by US$60.9 million, or 161.1%, in the nine-month period ended September 30, 2024, as compared to the comparative period in 2023, mainly as a result of the imposition of penalty fees for prepaying trade finance loans and CRAs during the nine-month period ended September 30, 2024, which did not occur during the comparative period in 2023.

●	Gains from exchange rate variation – Gains from exchange rate variation decreased by US$18.5 million, or 17.9%, in the nine-month period ended September 30, 2024, as compared to the comparative period in 2023, mainly related to the impact of the exchange rate appreciation on our higher long dollar exposure in the third quarter.

Partially offset by:

●	Interest income – Interest income increased by US$84.6 million, or 37.7%, in the nine-month period ended September 30, 2024, as compared to the comparative period in 2023, due to a US$74.7 million increase in interest income from short-term investments as a result of a higher position in cash and cash equivalents during the nine-month period ended September 30, 2024.

Current and Deferred Income Taxes

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Profit (loss) before taxes	2,101.7	(277.5)	2,379.2	n.m.
Nominal rate	(34.0)%	(34.0)%	—	—
Expected tax benefit (expense)	(714.6)	94.3	(808.9)	n.m.
Current income taxes	(399.2)	(136.7)	(262.5)	192.0%
Deferred income taxes	(193.3)	240.5	(433.8)	(180.4)%
Total income taxes	(592.5)	103.8	(696.3)	n.m.
Effective income tax rate	(28.2)%	37.4%	(65.6) p.p.	—

n.m. = not meaningful.

The nominal tax rate for Brazilian income tax and social contribution is 34%. However, our effective tax rate may change in each period based on fluctuations in the taxable income generated by each of our foreign subsidiaries, different tax rates in countries where we operate and the tax credits generated by tax payments made by foreign subsidiaries, which can be used to offset taxes that would be paid in Brazil.

Therefore, the nature and timing of the permanent differences that arise during the period also affect our effective tax rate. These permanent differences generally refer to subsidies made for investments in Brazil and abroad, differences in tax rates on foreign subsidiaries, unrecognized deferred taxes in the current year, income from untaxed interest on foreign subsidiaries and the impact of taxation on companies with dual jurisdiction.

Effective income tax rate decreased by 65.6 percentage points to (28.2)% in the nine-month period ended September 30, 2024, compared to 37.4% in the comparative period in 2023. In the period, although some of our subsidiaries abroad recognized income and, consequently, paid more taxes, other subsidiaries are still recognizing losses. These losses, when consolidated with the profits of the other subsidiaries, help to reduce the Company's consolidated net income, which ends up generating an additional balance of tax paid abroad. As a result and taking into account that JBS Brazil is still recovering from the tax losses accumulated in previous periods, which reduces consolidated taxable income, part of the balance of tax paid abroad is recorded as a credit in the result.

Segment Results

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollars)

Net revenue
Brazil segment	9,110.3	8,132.2	978.1	12.0%
Seara segment	6,499.6	6,162.4	337.1	5.5%
Beef North America segment	17,886.2	17,030.1	856.1	5.0%
Pork USA segment	6,114.7	5,611.6	503.1	9.0%
Pilgrim’s Pride segment	13,494.9	12,823.4	671.6	5.2%
Australia segment	4,882.6	4,478.9	403.7	9.0%
Others segment	412.6	642.2	(229.6)	(35.7)%
Total reportable segments	58,400.9	54,880.8	3,520.2	6.4%
Eliminations (1)	(1,192.0)	(1,411.7)	(219.7)	(15.6)%
Total net revenue	57,208.9	53,469.0	3,739.9	7.0%
Adjusted EBITDA
Brazil segment	733.9	292.8	441.1	150.6%
Seara segment	1,089.0	229.2	859.8	375.2%
Beef North America segment	136.5	212.8	(76.3)	(35.9)%
Pork USA segment	800.2	331.8	468.4	141.2%
Pilgrim’s Pride segment	2,059.3	1,093.9	965.4	88.3%
Australia segment	524.1	276.2	247.8	89.7%
Others segment	3.6	(7.5)	11.1	n.m.
Total reportable segments	5,346.6	2,429.2	2,917.4	120.1%
Eliminations (1)	(1.3)	(1.8)	(0.5)	(26.6)%
Total Adjusted EBITDA	5,345.3	2,427.4	2,917.9	120.2%

n.m. = not meaningful.

(1)	Includes intercompany and intersegment transactions.

We measure our segment profitability using Adjusted EBITDA, which is calculated by making the following adjustments to net income, as further described below under “—Reconciliation of Adjusted EBITDA”: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; exclusion of Rio Grande do Sul losses; exclusion of fiscal payments – special program; and exclusion of certain other operating income (expense), net.

Brazil Segment

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	9,110.3	8,132.2	978.1	12.0%
Adjusted EBITDA	733.9	292.8	441.1	150.6%

Net Revenue. The increase in our Brazil segment net revenue was impacted by a 24.6% increase in sales volumes, mainly as a result of higher volumes in in natura beef mainly in export markets, partially offset by a 10.1% decrease in sales prices.

Adjusted EBITDA. Adjusted EBITDA in our Brazil segment increased by US$441.1 million, or 150.6%, to US$733.9 million in the nine-month period ended September 30, 2024, from US$292.8 million in the comparative period in 2023, primarily due to: (1) the increase in our net revenue, as mentioned above and (2) lower cattle prices.

Seara Segment

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	6,499.6	6,162.4	337.1	5.5%
Adjusted EBITDA	1,089.0	229.2	859.8	375.2%

Net Revenue. The increase in our Seara segment net revenue was impacted by (1) an increase of 2.8% in the average sales price, mainly for chicken in natura in both the domestic market and the export market, and (2) an increase of 2.6% in volumes, mainly for chicken in natura in the domestic market.

Adjusted EBITDA. Adjusted EBITDA in our Seara segment increased by US$859.8 million, or 375.2%, to US$1,089.0 million in the nine-month period ended September 30, 2024, from US$229.2 million in the comparative period in 2023, primarily due to a decrease in costs of raw materials, as a result of lower cost of grains, in which corn decreased by 20.5% and soy meal decreased by 21.4% in the period, and an increase in the net revenues.

Beef North America Segment

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	17,886.2	17,030.1	856.0	5.0%
Adjusted EBITDA	136.5	212.8	(76.3)	(35.9)%

Net Revenue. The increase in our Beef North America segment net revenue was impacted by a 5.9% increase in sales volume in both domestic and export markets. Sales prices remained flat period over period.

Adjusted EBITDA. Adjusted EBITDA in our Beef North America segment decreased by US$76.3 million to US$136.5 million in the nine-month period ended September 30, 2024, from US$212.8 million in the comparative period in 2023 primarily due to a 12.6% increase in average livestock costs as the decline in cattle availability continues to impact prices, partially offset by an increase in revenue.

Pork USA Segment

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	6,114.7	5,611.6	503.2	9.0%
Adjusted EBITDA	800.2	331.8	468.5	141.2%

Net Revenue. The increase in our Pork USA segment net revenue was impacted by a 6.8% increase in average sales prices combined with a 2.0% increase in sales volumes in the domestic market.

Adjusted EBITDA. Adjusted EBITDA in our Pork USA segment increased by US$468.5 million, or 141.2%, to US$800.2 million in the nine-month period ended September 30, 2024, from US$331.8 million in the comparative period in 2023, primarily due to the increase in our net revenue.

Pilgrim’s Pride Segment

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	13,494.9	12,823.4	671.6	5.2%
Adjusted EBITDA	2,059.3	1,093.9	965.4	88.3%

Net Revenue. The increase in our Pilgrim’s Pride segment net revenue was impacted by: (1) a 3.3% increase in average sales prices, mainly as a result of favorable market pricing conditions in the United States; and (2) an increase in sales volumes of 1.9%.

Adjusted EBITDA. Adjusted EBITDA in our Pilgrim’s Pride segment increased by US$965.4 million, or 88.3%, to US$2,059.3 million in the nine-month period ended September 30, 2024, from US$1,093.9 million in the comparative period in 2023, primarily due to the increase in our net revenue and a reduction in the cost of goods sold, mainly driven by lower grain and feed costs.

Australia Segment

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	4,882.6	4,478.9	403.7	9.0%
Adjusted EBITDA	524.1	276.2	247.8	89.7%

Net Revenue. The increase in our Australia segment was impacted by (1) an increase of 8.3% in sales volumes, mainly in the beef export market, and (2) an increase of 0.7% in average sales prices.

Adjusted EBITDA. Adjusted EBITDA in our Australia segment increased by US$247.8 million, or 89.7%, to US$524.1 million in the nine-month period ended September 30, 2024, compared to US$276.2 million in the comparative period in 2023, primarily due to the increase in our net revenue.

Others Segment

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	412.6	642.2	(229.6)	(35.7)%
Adjusted EBITDA	3.6	(7.5)	11.1	n.m.

n.m. = not meaningful.

Liquidity and Capital Resources

Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including:

●	our ability to generate cash flows from operations;

●	the level of our outstanding indebtedness and the interest we are obligated to pay on our indebtedness, which affects our net financial results;

●	prevailing domestic and international interest rates, which affect our debt service requirements;

●	our ability to continue to borrow funds from financial institutions or to access the capital markets;

●	our working capital needs, based on our growth plans;

●	our capital expenditure requirements, which consist primarily of purchasing property, plant and equipment; and

●	strategic investments and acquisitions.

Our principal cash requirements consist of the following:

●	the purchase of raw materials, most of which represents the purchase of feed ingredients for the production of chicken and hogs and the purchase of livestock for our processing operations;

●	our working capital requirements;

●	the servicing of our indebtedness;

●	capital expenditures related mainly to our purchases of property, plant and equipment;

●	strategic investments, and acquisitions;

●	dividends and other distributions; and

●	taxes in connection with our operations.

Our main sources of liquidity consist of the following:

●	cash flows from operating activities; and

●	short-term and long-term borrowings.

We believe that our cash on hand, cash flow from operations and remaining availability under credit lines from commercial banks will be sufficient to meet our ongoing operating requirements, make scheduled principal and interest payments on our outstanding debt and fund our capital expenditures for the foreseeable future.

As of September 30, 2024, our total outstanding indebtedness was US$18,958.0 million, consisting of US$1,857.8 million of current loans and financings and US$17,100.3 million of non-current loans and financings, representing 59.0% of our total liabilities, which totaled US$32,107.6 million as of September 30, 2024. We believe we have a strong liquidity position and a well-staggered debt maturity profile. As of September 30, 2024, we had cash and cash equivalents of US$5,070.1 million. In addition, we are permitted to borrow up to US$3,364.2 million under our revolving credit facilities. The table below shows our debt amortization schedule, together with our cash and cash equivalents and margin cash as of September 30, 2024 and our borrowing capacity under our revolving credit facilities as of September 30, 2024.

Debt Amortization Schedule

(in US$ millions)

We believe that our cash and cash equivalents and margin cash balance together with our borrowing capacity under our revolving credit facilities as of September 30, 2024 should be sufficient to meet our outstanding debt requirements through mid-2032. However, this balance and our ability to continue to generate sufficient cash is subject to certain general economic, financial, industry, legislative, regulatory and other factors beyond our control. For more information, see “Item 3. Key Information—D. Risk Factors” in the Form 20-F.

Cash Flows

The table below shows our cash flows from operating, investing and financing activities for the periods indicated:

	For the nine-month period ended September 30,
	2024	2023
	(in millions of U.S. dollars)

Net cash provided by operating activities	2,689.7	991.6
Net cash used in investing activities	(925.5)	(1,062.2)
Net cash provided by (used in) financing activities	(1,093.8)	2,895.2
Effect of exchange rate changes on cash and cash equivalents	(169.8)	(1.2)
Change in cash and cash equivalents, net	500.5	2,823.4
Cash and cash equivalents at the beginning of the period	4,569.5	2,526.4
Cash and cash equivalents at the end of the period	5,070.1	5,349.8

Operating Activities

Cash flow provided by (used in) operating activities may vary from time to time according to the fluctuation of sales revenues, cost of sales, operating expenses, changes in operating activities, interest paid and received and income tax paid.

Net cash provided by operating activities for the nine-month period ended September 30, 2024 was US$2,689.7 million, compared to US$991.6 million for the comparative period in 2023. This change was primarily due to an increase in net income adjusted for non-cash effects to US$5,151.3 million in nine-month period ended September 30, 2024, compared to US$2,523.1 million in the comparative period in 2023.

This increase in net cash used in operating activities was partially offset by:

●	a decrease in cash used for inventory to US$574.4 million in nine-month period ended September 30, 2024, compared to a cash provided of US$170.8 million in the comparative period in 2023; and

●	a decrease in trade accounts receivable cash generation of US$615.8 million in nine-month period ended September 30, 2024, compared to US$669.1 million in the comparative period in 2023.

Investing Activities

Cash flow used in investing activities is primarily related to: (1) our acquisition of subsidiaries minus net cash at the time of acquisition; (2) our acquisition of property, plant and equipment; (3) our acquisition of intangible assets; and (4) our receipt of payment from the sale of property, plant and equipment.

For the nine-month period ended September 30, 2024, net cash used in investing activities totaled US$925.5 million, of which US$950.6 million was cash used in purchases of property, plant and equipment, which was partially offset by US$26.0 million in cash provided by sales of property, plant and equipment.

For the nine-month period ended September 30, 2023, net cash used in investing activities totaled US$1,062.2 million, of which US$1,100.2 million was cash used in purchases of property, plant and equipment, which was partially offset by US$18.8 million in cash provided by sales of property, plant and equipment.

Financing Activities

Cash flow provided by (used in) financing activities include primarily proceeds from new loans and financings and derivatives settled in cash. Cash flow used in financing activities includes primarily principal payments on loans and financings, payments related to derivatives settled in cash, payments for purchase of treasury shares and payments of dividends.

For the nine-month period ended September 30, 2024, net cash used in financing activities totaled US$1,093.8 million, of which US$2,637.8 million was cash used in payments of loans and financings, US$314.0 million was cash used in payments of leasing contracts, and US$172.5 million was cash used in settlements of derivative instruments, which was partially offset by US$2,034.8 million in cash proceeds from loans and financing.

For the nine-month period ended September 30, 2023, net cash provided by financing activities totaled US$2,895.2 million, of which US$8,096.2 million was cash proceeds from loans and financings; which was partially offset by US$4,406.5 million in cash used in payments of loans and financings, US$448.0 million in cash used in payments of dividends and US$318.4 million in cash used in payments of leasing contracts.

Indebtedness and Financing Strategy

As of September 30, 2024, our total outstanding indebtedness was US$18,958.0 million, consisting of US$1,857.8 million of current loans and financings and US$17,100.3 million of non-current loans and financings, representing 59.0% of our total liabilities, which totaled US$32,107.6 million as of September 30, 2024.

As of December 31, 2023, our total outstanding indebtedness was US$19,999.1 million, consisting of US$891.6 million of current loans and financings and US$19,107.6 million of non-current loans and financings, representing 60.8% of our total liabilities, which totaled US$32,870.0 million as of December 31, 2023.

Our financing strategy has been and will be, over the next several years, to: (1) extend the average maturity of our outstanding indebtedness, including by refinancing short-term debt through longer-term borrowings and issuing longer-term debt securities, in order to increase our liquidity levels and improve our strategic, financial and operational flexibility; and (2) reduce our financing costs by accessing lower-cost sources of finance, including through the capital markets and export finance.

Based on the profile of our indebtedness as of September 30, 2024 and our track record, we believe we will continue to be able to raise funds in U.S. dollars, euros and reais to meet our financial obligations. We further believe that our capital expenditures during recent years, in addition to capital expenditures that we intend to make in the near future, will allow us to increase our ability to generate cash, to strengthen our credit ratios and to enhance our capacity to meet our financial obligations.

We maintain lines of credit with various financial institutions to finance working capital requirements, and we believe we will continue to be able to obtain additional credit to finance our working capital needs based on our past track record and current market conditions.

Indebtedness Summary and Maturities

The table below sets forth our consolidated loans and financings as of September 30, 2024. A “foreign currency” instrument refers to an instrument whose currency is different from the functional currency of the borrower. A “local currency” instrument refers to an instrument whose currency is the same as the functional currency of the borrower.

Type	Average annual interest rate	Currency	Index	Maturity	As of September 30, 2024
					(in millions of U.S. dollars)
Foreign currency:
ACC – Advances on exchange contracts	6.07%	USD	—	2024	931.2
FINIMP – Import Financing	6.48%	USD, EUR	Euribor	2025	5.8
Working capital – Dollar	7.01%	USD	SOFR	2024-30	2.7
CRA – Agribusiness Credit Receivable Certificates	5.36%	USD	—	2024-38	67.0
Export Credit Note	6.96%	USD	SOFR	2025	100.8
Others	6.53%	USD	—	2024	15.0
Total foreign currency					1,122.4

Local currency:
FINAME	5.99%	reais	—	2024-25	0.1
Prepayment	7.09%	GBP, USD	BoE, SOFR	2024-25	0.7
Notes 2.50% JBS USA 2027	2.50%	USD	—	2027	994.5
Notes 5.13% JBS USA 2028	5.13%	USD	—	2028	896.1
Notes 6.50% JBS USA 2029	6.50%	USD	—	2029	71.9
Notes 3.00% JBS USA 2029	3.00%	USD	—	2029	591.1
Notes 5.50% JBS USA 2030	5.50%	USD	—	2030	1,255.0
Notes 3.75% JBS USA 2031	3.75%	USD	—	2031	495.0
Notes 3.00% JBS USA 2032	3.00%	USD	—	2032	993.3
Notes 3.63% JBS USA 2032	3.63%	USD	—	2032	962.7
Notes 5.75% JBS USA 2033	5.75%	USD	—	2033	1,672.7
Notes 6.75% JBS USA 2034	6.75%	USD	—	2034	1,490.2
Notes 4.38% JBS USA 2052	4.38%	USD	—	2052	893.9
Notes 6.50% JBS USA 2052	6.50%	USD	—	2052	1,559.2
Notes 7.25% JBS USA 2053	7.25%	USD	—	2053	908.0
Notes 4.25% PPC 2031	4.25%	USD	—	2031	860.4
Notes 3.50% PPC 2032	3.50%	USD	—	2032	894.5
Notes 6.25% PPC 2033	6.25%	USD	—	2033	980.6
Notes 6.88% PPC 2034	6.88%	USD	—	2034	498.5
Working capital – Euros	4.00%	EUR	Euribor	2024-28	31.9
Credit note – export	12.97%	reais	CDI	2024-30	2.1
CDC – Direct credit to consumers	15.31%	reais	—	2024-28	15.5
Livestock financing – Pre	10.99%	reais	—	2024	379.1
CRA – Agribusiness Credit Receivable Certificates	15.31%	reais	CDI and IPCA	2024-37	1,247.9
Others	4.68%	Others	Others	2031	140.8
Total local currency					17,835.7
Total					18,958.0
Breakdown:
Current loans and financings					1,857.8
Non-current loans and financings					17,100.3
Total					18,958.0

*	Balances classified as current which have their maturities between October 1, 2024 and September 30, 2025.

The table below sets forth the payment schedule of our consolidated loans and financings in the total amount of US$18,958.0 million, as of September 30, 2024:

	As of September 30, 2024
	(in millions of U.S. dollars)	(%)

Total current	1,857.8	9.8%
2025	8.3	0.0%
2026	22.3	0.1%
2027	1,002.6	5.3%
2028	989.4	5.2%
2029	688.3	3.6%
After 2029	14,389.4	75.9%
Total non-current	17,100.3	90.2%
Total	18,958.0	100.0%

Certain of our indebtedness is secured or guaranteed by the following: (1) receivables and inventories; (2) letters of credit; (3) guarantees by parent companies or subsidiaries; and (4) mortgages and liens on real estate, equipment and other items.

For a description of the material debt agreements of JBS S.A. and its subsidiaries, see “—Description of Material Indebtedness” below.

Capital Expenditures

We make capital expenditures primarily for acquisitions, strategic investments as well as equipment purchases and maintenance, expansions and modernization of our facilities including: (1) expansion and modernization of our Seara plants; (2) buildings and earthwork for our facilities in the United States; (3) investments in our new business (Novos Negócios) units and (4) the construction of a new Italian specialties and pepperoni plant in Columbia, South Carolina.

Our total capital expenditures for the nine-month period ended September 30, 2024 totaled US$950.6 million in cash used in the purchase of property, plant and equipment, of which 60% were investments in facilities and 40% were investments in capacity expansion. We expect that our total capital expenditures for the year ended December 31, 2024 will be approximately US$1.3 billion in cash used in the purchase of property, plant and equipment. This does not constitute guidance.

The source of cash for our capital expenditures generally tends to be our own cash flows.

Description of Material Indebtedness

The following summarizes our material indebtedness.

Fixed-Rate Notes

We have the following series of fixed-rate debt securities in the international capital markets as of September 30, 2024.

Security		Outstanding Principal Amount	Final Maturity
		(in millions)

JBS USA 2.500% Notes due 2027 (1)(2)	US$	1,000.00	July 2027
JBS USA 5.125% Notes due 2028 (1)	US$	899.7	February 2028
JBS USA 3.000% Notes due 2029 (1)	US$	600.0	February 2029
JBS USA 6.500% Notes due 2029 (1)	US$	69.9	April 2029
JBS USA 5.500% Notes due 2030 (1)	US$	1,250.0	January 2030
JBS USA 3.750% Notes due 2031 (1)	US$	493.0	December 2031
JBS USA 3.625% Sustainability-Linked Notes due 2032 (1)(2)	US$	969.1	January 2032
JBS USA 3.000% Sustainability-Linked Notes due 2032 (1)	US$	1,000.0	May 2032
JBS USA 5.750% Notes due 2033 (1)(3)	US$	1,661.7	April 2033
JBS USA 6.750% Notes due 2034 (1)(3)	US$	1,507.0	March 2034
JBS USA 4.375% Notes due 2052 (1)	US$	900.0	February 2052
JBS USA 6.500% Notes due 2052 (1)	US$	1,548.0	December 2052
JBS USA 7.250% Notes due 2053 (1)	US$	900.0	November 2053
PPC 4.250% Sustainability-Linked Notes due 2031 (4)	US$	855.7	April 2031
PPC 3.500% Notes due 2032 (4)	US$	900.0	March 2032
PPC 6.250% Notes due 2033 (4)	US$	980.0	July 2033
PPC 6.875% Notes due 2034 (4)	US$	500.0	May 2034

(1)	The issuers of these notes are JBS USA, JBS USA Food Company and JBS Luxembourg Company S.à r.l. and these notes are fully and unconditionally guaranteed by JBS S.A. and certain other direct and indirect parent companies of JBS USA.

(2)	In August, 2022, JBS USA launched offers to exchange any and all outstanding (i) 2.500% Senior Notes due 2027 and (ii) 3.625% Sustainability-Linked Senior Notes due 2032 issued by JBS USA Food Company (originally issued by JBS Finance Luxembourg S.à r.l.) and guaranteed by JBS S.A. for new notes to be issued by JBS USA, JBS USA Food Company and JBS Luxembourg Company S.à r.l. and guaranteed by JBS S.A. and certain other direct and indirect parent companies of JBS USA and (2) cash. JBS USA received tenders with respect to approximately 97% of the aggregate principal amount of the 2.500% Senior Notes due 2027 and 93% of the aggregate principal amount of the 3.625% Sustainability-Linked Senior Notes due 2032. The outstanding principal amount of these two series of notes set forth in the table above includes (1) US$8.6 million in aggregate principal amount of the 2.500% Senior Notes due 2027 and (2) US$25.4 million in aggregate principal amount of the 3.625% Sustainability-Linked Senior Notes due 2032 that were not tendered in the exchange offers. The issuer and the guarantor of the notes that were not tendered in the exchange offers remain JBS USA Food Company and JBS S.A., respectively.
(3)	On June 28, 2024, in connection with a previously announced cash tender offers, we accepted for purchase (1) US$387,993,000 of our 5.750% Senior Notes due 2033 and (2) US$92,954,000 of its 6.750% Senior Notes due 2034. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Cash Tender Offers for JBS USA Notes” in the Form 20-F.
(4)	These notes were issued by PPC and are guaranteed by Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC, and JFC LLC.

The indentures governing these notes contain negative covenants that limit JBS USA or PPC, as applicable, and their respective significant restricted subsidiaries that guarantee these notes from creating liens on future Principal Property (as defined in the applicable indentures governing each series of notes) to secure debt and entering into certain sale and leaseback transactions. In addition, the indentures governing these notes restrict JBS USA’s or PPC’s, as applicable, ability to merge, consolidate, sell or otherwise dispose of all or substantially all of their respective assets. These covenants are subject to certain exceptions and qualifications, including that as of the date of this MD&A, there are no Principal Properties. For more information about these covenants and the indentures governing each series of these notes, see Exhibits 2.2 through 2.51 to the Form 20-F. We are currently in compliance with the covenants under the indentures governing our notes.

Launch of JBS USA Exchange Offers

On October 25, 2024, we launched our offers to exchange (the “JBS USA Exchange Offers”) the following 13 series of notes issued by JBS USA, JBS USA Food Company and JBS Luxembourg Company S.à r.l. (collectively, the “Existing JBS USA Notes”): (1) US$1,507,046,000 aggregate principal amount of our outstanding 6.750% Senior Notes due 2034; (2) US$900,000,000 aggregate principal amount of our outstanding 7.250% Senior Notes due 2053; (3) US$3,062,000 aggregate principal amount of our outstanding 2.500% Senior Notes due 2027; (4) US$20,416,000 aggregate principal amount of our outstanding 5.125% Senior Notes due 2028; (5) US$803,000 aggregate principal amount of our outstanding 6.500% Senior Notes due 2029; (6) US$343,000 aggregate principal amount of our outstanding 3.000% Senior Notes due 2029; (7) US$4,320,000 aggregate principal amount of our outstanding 5.500% Senior Notes due 2030; (8) US$909,000 aggregate principal amount of our outstanding 3.750% Senior Notes due 2031; (9) US$16,974,000 aggregate principal amount of our outstanding 3.000% Sustainability-Linked Senior Notes due 2032; (10) US$10,598,000 aggregate principal amount of our outstanding 3.625% Sustainability-Linked Senior Notes due 2032; (11) US$483,000 aggregate principal amount of our outstanding 5.750% Senior Notes due 2033; (12) US$115,000 aggregate principal amount of our outstanding 4.375% Senior Notes due 2052; and (13) US$345,000 aggregate principal amount of our outstanding 6.500% Senior Notes due 2052, in each case, for the same principal amount of newly issued registered exchange notes (the “New JBS USA Notes”).

The JBS USA Exchange Offers will expire on November 25, 2024, unless we extend them in our sole discretion. In connection with the settlement of the JBS USA Exchange Offers, we expect to deliver the New JBS USA Notes to holders of Existing JBS USA Notes who validly tender and do not validly withdraw their Existing JBS USA Notes prior to the expiration date. The settlement date for the JBS USA Exchange Offers will be promptly after the expiration date. The New JBS USA Notes will not be listed for trading on any organized exchange.

This MD&A is neither an offer to purchase nor a solicitation of an offer to sell or buy the Existing JBS USA Notes. Any offer to exchange the Exiting JBS USA Notes will be made solely on the terms and subject to the conditions set forth in a separate prospectus that will be directed to holders of the Existing JBS USA Notes.

Sustainability-Linked Bonds

As described above, we have issued three series of fixed-rate sustainability-linked debt securities in the international capital markets, as follows:

●	JBS USA’s 3.625% Sustainability-Linked Notes due January 2032 in an aggregate principal amount of US$969.1 million;

●	JBS USA’s 3.000% Sustainability-Linked Notes due May 2032 in an aggregate principal amount of US$1.0 billion; and

●	PPC’s 4.250% Sustainability-Linked Notes due April 2031 in an aggregate principal amount of US$855.7 million.

As further described below, each series of sustainability-linked notes contains certain sustainability performance targets of JBS S.A., JBS USA or PPC that if unsatisfied will result in an increase in the interest rate payable on the respective notes. The applicable sustainability performance targets are specifically tailored to the business, operations and capabilities of JBS S.A., JBS USA and PPC and do not easily lend themselves to benchmarking against sustainability performance targets that may be used by other companies. In connection with these notes, none of JBS S.A., JBS USA or PPC has committed to (i) allocate the net proceeds specifically to projects or business activities meeting sustainability criteria or (ii) be subject to any other limitations or requirements that may be associated with green instruments, social instruments or sustainability instruments or other financial instruments in any particular market.

Furthermore, as there is currently no generally accepted definition (legal, regulatory or otherwise) of, nor market consensus as to what criteria a particular financial instrument must meet to qualify as, “green,” “social,” “sustainable” or “sustainability-linked” (and, in addition, the requirements of any such label may evolve from time to time), no assurance was or could be given to investors in these notes or to any other party by the issuers or the guarantors of the notes or any second party opinion providers or any qualified provider of third-party assurance or attestation services appointed by each company (an “external verifier”) that the notes will meet any or all investor expectations regarding the sustainability performance target qualifying as “green,” “social,” “sustainable” or “sustainability-linked,” or satisfy an investor’s requirements or any future legal, quasi-legal or other standards for investment in assets with sustainability characteristics, or that any adverse social and/or other impacts will not occur in connection with JBS S.A., JBS USA and/or PPC striving to achieve the sustainability performance target or the use of the net proceeds from the offering of notes.

In addition, no assurance or representation was given by the issuers and guarantors of the notes, any second party opinion providers or any external verifier as to the suitability or reliability for any purpose whatsoever of any opinion, report or certification of any third party in connection with the offering of the notes or the respective sustainability performance targets to fulfill any green, social, sustainability, sustainability-linked and/or other criteria. Any such opinion, report or certification is not, nor shall it be deemed to be, incorporated in and/or form part of this MD&A.

There can be no assurance of the extent to which JBS S.A., JBS USA and/or PPC will be successful in significantly decreasing their greenhouse gas emissions. Although a failure to achieve the applicable sustainability performance targets will give rise to an upward adjustment of the applicable interest rates, any such failure would not be an event of default under the notes, nor would such failure result in a requirement to redeem or repurchase such securities.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—Failure by us to achieve our sustainability performance targets may result in increased interest payments under future financings and harm to our reputation” in the Form 20-F.

JBS USA’s 3.625% Sustainability-Linked Notes due January 2032

Under the terms of JBS USA’s 3.625% Sustainability-Linked Notes due January 2032, if JBS S.A. does not satisfy the sustainability performance target it established under its Sustainability-Linked Framework adopted in June 2021 (the “JBS S.A. June 2021 Sustainability-Linked Framework”) to reduce its Global Greenhouse Gas Emissions Intensity by 16.364% by December 31, 2025, based on linear annual improvements against the 2019 baseline year, and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to January 15, 2027, the interest rate payable on the notes will be increased by 25 basis points from and including January 15, 2027 to and including the maturity date of January 15, 2032. For more information about the JBS S.A. June 2021 Sustainability-Linked Framework, including the sustainability performance target, see “Item 4. Information on the Company—B. Business Overview—Climate Reduction Goals—Sustainability-Linked Frameworks—JBS S.A. June 2021 Sustainability-Linked Framework” in the Form 20-F.

JBS USA’s 3.000% Sustainability-Linked Notes due May 2032

Under the terms of JBS USA’s 3.000% Sustainability-Linked Notes due May 2032, if JBS USA does not satisfy the sustainability performance target it established under its Sustainability-Linked Framework adopted in November 2021 (the “JBS USA Sustainability-Linked Framework”) to reduce its Global Greenhouse Gas Emissions Intensity by 20.30% by December 31, 2026, based on linear annual improvements against the 2019 baseline year, and provide confirmation thereof to the trustee together with a related confirmation by an external verifier within six months after December 31, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including November 15, 2027 to and including the maturity date of May 15, 2032. For more information about the JBS USA Sustainability-Linked Framework, including the sustainability performance target, see “Item 4. Information on the Company—B. Business Overview—Climate Reduction Goals—Sustainability-Linked Frameworks— JBS USA Sustainability-Linked Framework” in the Form 20-F.

PPC’s 4.250% Sustainability-Linked Notes due April 2031

Under the terms of PPC’s 4.250% Sustainability-Linked Notes due April 2031, if PPC does not satisfy the sustainability performance target it established under the its Sustainability-Linked Framework adopted in March 2021(the “PPC Sustainability-Linked Framework”) to reduce its Global Greenhouse Gas Emissions Intensity by 17.679% by December 31, 2025, based on linear annual improvements against the 2019 baseline year, and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to October 15, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including October 15, 2026 to and including the maturity date of April 15, 2031. For more information about the PPC Sustainability-Linked Framework, including the sustainability performance target, see “Item 4. Information on the Company—B. Business Overview—Climate Reduction Goals—Sustainability-Linked Frameworks— PPC Sustainability-Linked Framework” in the Form 20-F.

JBS S.A. Revolving Credit Facility

On August 5, 2022, JBS S.A. and its subsidiaries JBS Investments Luxembourg S.à r.l., Seara Meats B.V. and Seara Alimentos Ltda., as borrowers and guarantors, entered into a US$450.0 million revolving unsecured credit facility (the “JBS S.A. Revolving Credit Facility”). Any borrowing made by a borrower will be guaranteed by the other three obligors. The capacity of JBS S.A. Revolving Credit Facility can be increased to US$500.0 million with an accordion expansion feature, which is subject to obtaining lender commitments. The JBS S.A. Revolving Credit Facility initially matured in August 2025 and included two one-year extensions that were exercised at the borrowers’ option and duly accepted by all counterparties. Pursuant to the terms of the JBS S.A. Revolving Credit Facility, the interest rate under any borrowings will accrue at an adjusted secured overnight financing rate (“SOFR”), plus applicable margins that are based on the corporate rating of JBS S.A. As of September 30, 2024, there were no outstanding borrowings under the JBS S.A. Revolving Credit Facility.

The JBS S.A. Revolving Credit Facility contains customary representations, covenants and events of default. The JBS S.A. Revolving Credit Facility contains negative covenants that restrict the borrowers and guarantors thereunder and significant restricted subsidiaries from creating liens on their property or assets to secure debt and entering into certain sale and leaseback transactions. In addition, the JBS S.A. Revolving Credit Facility restrict the borrowers’ and guarantors’ ability to merge, consolidate, sell or otherwise dispose of all or substantially all of their respective assets. These covenants are subject to certain exceptions and qualifications. For more information about these covenants and the JBS S.A. Revolving Credit Facility, see Exhibit 4.1 to the Form 20-F. We are currently in compliance with the covenants under the JBS S.A. Revolving Credit Facility.

JBS USA Senior Unsecured Revolving Facility

On November 1, 2022, JBS USA, JBS USA Food Company, JBS USA Finance, Inc. (prior to its dissolution), JBS Australia and JBS Canada, as borrowers, entered into an unsecured revolving credit facility (as amended by that certain First Amendment, dated as of July 28, 2023, the “JBS USA Senior Unsecured Revolving Facility”), with Bank of Montreal, as administrative agent, and the lender parties thereto. The JBS USA Senior Unsecured Revolving Facility provides for a revolving credit commitment in an amount up to US$1,500.0 million with a maturity in 2027, with two one-year extension options at each lender’s discretion. The facility is available in two tranches of US$800.0 million and US$700.0 million and in multiple currencies, subject to sub-limits with respect to any amounts borrowed in currencies other than amounts borrowed in Dollars. These loans bear interest at the applicable benchmark rate or the prime rate plus applicable margins that are based on the corporate credit or family rating of JBS USA.

Guarantees. Subject to the JBS USA Collateral Cure (as described below), borrowings are guaranteed by JBS S.A., certain other direct or indirect parent companies of JBS USA, each of the borrowers under the JBS USA Senior Unsecured Revolving Facility (subject to certain exceptions) and any subsidiary of JBS USA that guarantees material indebtedness of any borrower or any subsidiary that is a guarantor. Following a JBS USA Collateral Cure, the direct parent entity of each borrower and each wholly-owned subsidiary of each borrower is required to become a guarantor (other than, in each case, certain excluded subsidiaries that are not required to become a guarantor).

Covenants. The JBS USA Senior Unsecured Revolving Facility contains customary representations and warranties, covenants and events of default. The JBS USA Senior Unsecured Revolving Facility imposes certain limitations and restrictions on JBS USA and its restricted subsidiaries, including, without limitation (1) restricting any restricted subsidiary of JBS USA that is not a borrower or guarantor of the JBS USA Senior Unsecured Revolving Facility from incurring additional debt, subject to certain significant exceptions and (2) creating liens, entering into certain transactions with affiliates and consolidating or merging, in each case, subject to certain significant exceptions. In addition, the JBS USA Senior Unsecured Revolving Facility and subject to the JBS USA Collateral Cure described below, includes a financial maintenance covenant that requires compliance with a maximum total debt to capitalization of 55.0%, which shall be tested at the end of each fiscal quarter of the borrowers (the “JBS USA Financial Maintenance Covenant”). For more information about these covenants and the JBS USA Senior Unsecured Revolving Facility, see Exhibit 4.2 to the Form 20-F. We are currently in compliance with the covenants under the JBS USA Senior Unsecured Revolving Facility.

Collateral Cure. After the end of any fiscal quarter, the borrowers may give notice that they will not be in compliance with the JBS USA Financial Maintenance Covenant and instead may elect to cause the borrowers and each subsidiary guarantor, in each case organized in the United States, and the direct parent entity of each borrower to provide security interests in the collateral that secured the prior secured revolving credit facility (the “JBS USA Collateral Cure”). From and after the date of the JBS USA Collateral Cure, the JBS USA Financial Maintenance Covenant will no longer be in effect and availability under the JBS USA Senior Unsecured Revolving Facility will be limited and subject to collateral coverage utilizing a 75% advance rate on U.S. receivables and a 50% advance rate on U.S. inventory, subject to certain exceptions.

As of September 30, 2024, there were no outstanding borrowings under the JBS USA Senior Unsecured Revolving Facility.

PPC Credit Facility

On October 4, 2023, PPC and certain of PPC’s subsidiaries entered into a Revolving Syndicated Facility Agreement (the “PPC Revolving Credit Facility”) with CoBank, ACB as administrative agent and collateral agent, and the other lenders party thereto. The PPC Revolving Credit Facility provides for a revolving loan commitment of $850.0 million with a maturity in 2028. Outstanding borrowings under the PPC Revolving Credit Facility bear interest at a per annum rate equal to either SOFR or the prime rate plus applicable margins based on PPC’s credit ratings.

The PPC Revolving Credit Facility is not guaranteed by any of PPC’s subsidiaries. Following the PPC Collateral Cure, each wholly-owned subsidiary of each borrower is required to become a guarantor (other than certain excluded subsidiaries that are not required to become a guarantor). The PPC Revolving Credit Facility contains customary representations and warranties, covenants and events of default. The PPC Revolving Credit Facility imposes certain limitations and restrictions on PPC and its restricted subsidiaries, including, without limitation on (1) liens, (2) indebtedness, (3) sales and other dispositions of assets, (4) dividends, distributions, and other payments in respect of equity interest, (5) investments, and (6) voluntary prepayments, redemptions or repurchases of junior debt, in each case, subject to certain exceptions which can be material and certain of such clauses only apply to PPC upon the occurrence of certain triggering events. In addition, the PPC Revolving Credit Facility and subject to the PPC Collateral Cure, includes a financial maintenance covenant that requires PPC not to permit its interest coverage ratio to be less than 3.50:1.00, which shall be tested at the end of each fiscal quarter of PPC (the “PPC Financial Maintenance Covenant”).

After the end of any fiscal quarter, PPC may give notice that they will not be in compliance with the PPC Financial Maintenance Covenant and instead may elect to cause the borrowers and each subsidiary guarantor to provide security interests in the collateral that secured PPC’s prior secured credit facility (the “PPC Collateral Cure”). From and after the date of the PPC Collateral Cure, the PPC Financial Maintenance Covenant will no longer be in effect and availability under the PPC Revolving Credit Facility will be limited and subject to collateral coverage utilizing a 75% advance rate on U.S. receivables and a 50% advance rate on U.S. inventory, subject to certain exceptions.

For more information about these covenants and the PPC Revolving Credit Facility, see Exhibit 4.3 to the Form 20-F. We are currently in compliance with the covenants under the PPC Revolving Credit Facility.

As of September 30, 2024, PPC had outstanding letters of credit and available borrowings under the revolving credit commitment of US$24.7 million and US$825.3 million, respectively. There were no outstanding borrowings as of September 30, 2024.

Agribusiness Credit Receivable Certificates (Certificados de Recebíveis do Agronegócio)

JBS S.A.

From October 2019 through May 2024, JBS S.A. issued several series of non-convertible unsecured debentures through private placements in Brazil, with maturities ranging from 2024 until 2044. These debentures are denominated in Brazilian reais and bear interest at various rates, with an annual average interest rate of 5.63% as of September 30, 2024. A larger part of these debentures have their principal amount adjusted according to the Brazilian inflation – IPCA (Índice Nacional de Preços ao Consumidor Amplo). These debentures underlie the securitization of agribusiness receivables in Brazil through the issuance of agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) (“CRAs”). The net proceeds from the issuances of these debentures have been used primarily to acquire cattle, natural products and other inputs necessary for the processing or industrialization of bovine cattle, including the slaughter, preparation of by-products, and the manufacturing of meat products from the primary slaughter process mentioned above, as well as the sale of the resulting products and by-products of such process, including exportation, intermediation, storage, and transportation of the products, by-products, and derivatives.

As of September 30, 2024, the outstanding aggregate principal amount of the CRAs was US$1,314.9 million.

Seara

On October 3, 2024, three series of CRAs due 2029, 2034 and 2044, in the aggregate principal amount of R$1,502.6 million (equivalent to US$275.8 million, considering the exchange rate on September 30, 2024), were issued. These CRAs represent rural financial product notes (Cédulas de Produto Rural Financeiras – CPR-Financeiras) issued by Seara and guaranteed by JBS S.A. Seara plans to use the net proceeds from the issuances of the rural financial product notes primarily to acquire raw materials, namely corn in natura, in the ordinary course of its business. The agreements governing these CRAs contain customary covenants and events of default; however, they do not include any financial covenants.

Other Debt

For more information about our consolidated indebtedness, including our other, lower value debt instruments and facilities, see “—Contractual Obligations” below, note 15 to JBS S.A.’s unaudited interim financial statements included in the Form 6-K and note 15 to JBS S.A.’s audited financial statements, included in the Form 20-F.

Contractual Obligations

The following table summarizes our significant loans and financings, including estimated interest thereon, payables related to purchases of assets, finance lease obligations, operating lease obligations and other purchase obligations as of the dates indicated that have an impact on our liquidity.

	As of September 30, 2024
Contractual obligations	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Trade accounts payable and supply chain finance	5,800.8	—	—	—	5,800.8
Loans and financing (1)	1,857.8	30.6	2,680.3	14,389.4	18,958.0
Estimated interest on loans and financings (2)	2,175.3	850.0	1,621.9	6,573.4	11,220.6
Derivatives liabilities (assets)	101.6	38.8	—	—	140.4
Payment of leases	346.2	636.5	207.6	581.3	1,771.6
Other liabilities	15.0	55.0	—	0.0	70.0

(1)	Includes accrued and unpaid interest as of September 30, 2024.

(2)	Includes interest on all outstanding debt. Payments are estimated for variable rate and variable term debt based on effective interest rates as of September 30, 2024, and expected payment dates.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks arising from our normal business activities. These market risks, which are beyond our control, primarily involve the possibility that changes in interest rates, inflation, exchange rates and commodity prices will adversely affect the value of our financial assets and liabilities or future cash flows and earnings.

Our risk management strategy is designed to mitigate the financial impact derived from our exposure to market risks, and accordingly, we have used and may continue to use interest rate, exchange rates and commodity derivative instruments, cash and receivables to mitigate these market risks. Our hedging activities are governed by a financial risk management department, which follows corporate governance standards and guidelines for our company that are established by our risk management committee and approved by our board of directors.

For more information about our risk management, see note 25 to JBS S.A.’s unaudited interim financial statements included in the Form 6-K and note 27 to JBS S.A.’s audited financial statements included in the Form 20-F.

Research and Development, Patents and Licenses, Etc.

Our global innovation teams collaborate to exchange trends, solutions, and technological advancements, pooling collective expertise to propel category growth. With a diversified product portfolio, we deliver high-quality offerings tailored to diverse customer needs and consumer preferences. Investments in cultivated protein are pivotal to our strategic vision. In 2021, we ventured into the cultured protein market through the acquisition of BioTech Foods in Spain. Furthermore, the forthcoming JBS Biotech Innovation Centre in Santa Catarina will emerge as Brazil’s largest research facility devoted to food biotechnology. Seara’s Incrível vegetable-based product line and the acquisition of Vivera Topholding BV, a manufacturer of plant-based food products in Europe, showcase our expansion into plant-based proteins.

Initiatives, such as Seara’s Innovation Hub and Friboi’s Meat Technology and Study Center embody our dedication to product quality and innovation. Through meticulous analysis of the entire production chain and ongoing research, we adapt to evolving consumer expectations. Through collaboration with Colorado State University, we established the JBS Global Food Innovation Center, advancing food safety, meat sciences, and animal welfare practices. Additionally, JBS USA invests significantly in technology and innovation to maintain elite quality standards, exemplified by initiatives such as transitioning to zero-trim products in beef plants, while Pilgrim’s Europe harnesses advanced technologies like Internet of Things devices for operational efficiencies and predictive maintenance.

Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

●	global economic conditions;

●	Brazilian economic environment;

●	effect of level of indebtedness and interest rates;

●	effect of the levels of sales of fresh and processed products in the domestic market on our results of operations;

●	effect of the levels of exports of fresh and processed products on our results of operations;

●	fluctuations in domestic market prices of fresh and processed products can significantly affect our operating revenues;

●	effects of fluctuations in export prices of fresh and processed products on operating revenues;

●	effects of the variation of prices for the purchase of raw materials on our costs of goods sold; and

●	effects of fluctuations in currency exchange rates.

For more information, see “—Principal Factors Affecting our Financial Condition and Results of Operations” above.

Critical Accounting Estimates

The presentation of our financial condition and results of operation in accordance with IFRS, as issued by the IASB and the disclosures related to judgements and estimates can be found in note 2.6 to JBS S.A.’s audited financial statements included in the Form 20-F.

Recent Accounting Pronouncements

Certain new and amended accounting standards and interpretations have been adopted by JBS S.A. and are described in note 2.1 to JBS S.A.’s unaudited interim financial statements included in the Form 6-K and note 2.5 to JBS S.A.’s audited financial statements included in the Form 20-F.

Reconciliation of Adjusted EBITDA

We have disclosed Adjusted EBITDA in this MD&A, which is a non-GAAP financial measure. Adjusted EBITDA is used as a measure of our segments performance by our management and should not be considered as a measure of financial performance in accordance with IFRS. You should rely on non-GAAP financial measures in a supplemental manner only in making your investment decision. There is no standard definition of non-GAAP financial measures, and JBS S.A.’s definitions may not be comparable to those used by other companies.

Adjusted EBITDA is calculated by making the following adjustments to net income, as further described below: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; exclusion of Rio Grande do Sul losses; exclusion of fiscal payments – special program; and exclusion of certain other operating income (expense), net.

The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the following:

●	Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs;

●	Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on debt;

●	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay taxes;

●	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

●	Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

●	Adjusted EBITDA includes adjustments that represent cash expenses or that represent non-cash charges that may relate to future cash expenses, and some of these expenses are of a type that are expected to be incurred in the future, although the amount of any such future charge cannot be predicted.

Adjusted EBITDA is reconciled to net income (loss) as follows:

	For the nine-month period ended September 30,		For the year ended December 31,
	2024	2023	2023	2022	2021
	(in millions of US$)

Net income (loss)	1,509.2	(173.7)	(131.7)	3,143.5	3,818.6
Income tax and social contribution taxes – current and deferred	592.5	(103.8)	(128.0)	410.0	1,244.1
Net finance expense	1,309.5	1,012.9	1,353.4	1,241.7	938.5
Depreciation and amortization expenses	1,633.6	1,571.8	2,149.1	1,907.9	1,673.2
Share of profit of equity-accounted investees, net of tax	0.2	(9.8)	(9.5)	(11.8)	(17.2)
Antitrust agreements expenses (a)	81.0	42.2	102.5	101.4	792.7
Donations and social programs expenses (b)	18.2	11.1	18.2	23.9	27.3
J&F Leniency expenses refund (c)	—	—	—	(93.8)	—
Impairment of assets (d)	—	20.8	26.3	17.4	—
Restructuring expenses (e)	83.0	39.6	53.3	—	—
Rio Grande do Sul losses (f)	19.3	—	—	—	—
Fiscal payments – Special Program (g)	81.8	—	—	—	—
Other operating income (expense), net (h)	17.0	16.3	24.5	(18.3)	9.1
Adjusted EBITDA	5,345.3	2,427.4	3,457.9	6,722.0	8,486.4

Adjusted EBITDA by segment:
Brazil	733.9	292.8	469.3	468.9	431.9
Seara	1,089.0	229.2	364.5	896.7	714.7
Beef North America	136.5	212.8	114.2	2,081.7	4,511.9
Pork USA	800.2	331.8	526.9	756.3	786.0
Pilgrim’s Pride	2,059.3	1,093.9	1,536.0	2,084.6	1,691.7
Australia	524.1	276.2	454.7	443.9	327.6
Others	3.6	(7.5)	(5.2)	(7.9)	24.7
Total reportable segments	5,346.6	2,429.2	3,460.4	6,724.2	8,488.5
Eliminations (i)	(1.3)	(1.8)	(2.6)	(2.2)	(2.0)
Adjusted EBITDA	5,345.3	2,427.4	3,457.9	6,722.0	8,486.4

(a)	Refers to antitrust agreements entered into by JBS USA and its subsidiaries. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” in the Form 20-F.
(b)	Refers to donations made to (i) the Instituto J&F for improvements to the school’s building, (ii) the social program “Fazer o Bem Faz Bem Social Program,” a program pursuant to which JBS S.A. makes donations to social projects to support the communities where it is present in Brazil and (iii) the JBS Fund for The Amazon, a fund established by JBS S.A. to finance and support innovative, long-term initiatives that build on JBS S.A.’s legacy of conservation and sustainable development in the Amazon Biome.
(c)	Refers to the amount that J&F agreed to pay to JBS in connection with the settlement agreement between the parties to Arbitration Proceeding No. 186/21, net of PIS/COFINS social contribution tax. For more information, see “Item 7. Major Shareholder and Related Party Transactions—B. Related Party Transactions—J&F Settlement Agreement” in the Form 20-F
(d)	Refers to the impairment of assets related to Planterra's plant closure in 2023.
(e)	Refers to multiple restructuring initiatives (including related impairment), primarily those in the indirect subsidiary Pilgrim's Pride Corporation (PPC), which are classified as Other expenses, as well as other non-significant restructuring projects that are classified as General and administrative expenses.Refers to the losses resulting from flooding that occurred in Rio Grande do Sul in May 2024.
(f)	Refers to the special program for payment of tax processes with exemption from fines and reduction of interest.
(g)	Refers to several adjustments, mainly outside of Brazil, such as expenses related to acquisitions and insurance indemnities, among others.
(h)	Includes intercompany and intersegment transactions.

Supplemental Financial and Non-Financial Information about the Obligors of the JBS USA Registered Notes

Reference is made to the following 11 series of notes (collectively, the “JBS USA Registered Notes”) issued by JBS USA, JBS USA Food Company and JBS Luxembourg Company S.à r.l. (collectively, the “Co-Issuers”): (1) 2.500% Senior Notes due 2027; (2) 5.125% Senior Notes due 2028; (3) 6.500% Senior Notes due 2029; (4) 3.000% Senior Notes due 2029; (5) 5.500% Senior Notes due 2030; (6) 3.750% Senior Notes due 2031; (7) 3.000% Sustainability-Linked Senior Notes due 2032; (8) 3.625% Sustainability-Linked Senior Notes due 2032; (9) 5.750% Senior Notes due 2033; (10) 4.375% Senior Notes due 2052; and (11) 6.500% Senior Notes due 2052. The JBS USA Registered Notes are fully and unconditionally guaranteed on a senior unsecured basis by JBS S.A., JBS Global Luxembourg S.à r.l. and JBS Global Meat Holdings Pty. Limited (collectively, the “Parent Guarantors” and, together with the Co-Issuers, the “Obligors”). Each guarantee (collectively, the “Guarantees”) constitutes a separate security offered by the Parent Guarantors.

In addition, holders of the 6.750% Senior Notes due 2034 and the 7.250% Senior Notes due 2053, issued by Co-Issuers, benefit from registration rights set forth in registration rights agreements entered into by JBS USA on September 19, 2023, pursuant to which JBS USA agreed to use its commercially reasonable efforts to consummate exchange offers within 365 days of entering into such registration rights agreement to allow holders of such series of notes to exchange their notes for the same principal amount of registered exchange notes. These notes are also guaranteed on a senior unsecured basis by the Parent Guarantors. On October 25, 2024, these exchange offers were launched. They are expected to expire on November 25, 2024, unless we extend them in our sole discretion. This MD&A is neither an offer to purchase nor a solicitation of an offer to sell or buy the notes subject of the exchange offers. Any offer to exchange these notes will be made solely on the terms and subject to the conditions set forth in a separate offer to purchase that will be directed to holders of these notes. For more information, see “—Recent Developments—Launch of JBS USA Exchange Offers.”

JBS S.A indirectly owns 100% of each of the Obligors. JBS Global Luxembourg S.à r.l., JBS Global Meat Holdings Pty. Limited, JBS USA, JBS Luxembourg Company S.à r.l. and JBS USA Food Company are holding subsidiaries of JBS S.A. with no operations of their own or assets (other than the equity interests of their respective direct subsidiaries) and through which JBS S.A. holds all of its operating subsidiaries. Therefore, other than JBS S.A., the Obligors’ ability to service their debt obligations, including the JBS USA Registered Notes and the Guarantees, as the case may be, is dependent upon the earnings of their respective subsidiaries and such subsidiaries’ ability to distribute those earnings as dividends, loans or other payments to such Obligors. Under the terms of the indentures pursuant to which the JBS USA Registered Notes were issued, principal, accrued and unpaid interest and certain other obligations due under the JBS USA Registered Notes in accordance with each such indenture. For more information about the terms and conditions of the JBS USA Registered Notes and the Guarantees, see “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes” in the Form 20-F. The JBS USA Registered Notes and Guarantees thereof are senior unsecured obligations and are effectively subordinated to the Obligors’ secured obligations to the extent of the value of the assets securing such obligations. The JBS USA Registered Notes and Guarantees are structurally subordinated to all existing and future debt and other liabilities, including trade payables, of each Obligor’s non-guarantor subsidiaries. Moreover, under the laws of the jurisdictions of organization of the Obligors, obligations under the JBS USA Registered Notes and the Guarantees are subordinated to certain statutory preferences. In the event of any liquidation, bankruptcy, or judicial reorganization of such entities, such statutory preferences, including motions for restitution, post-petition claims, claims for salaries, wages, social security, taxes and court fees and expenses and claims secured by collateral, among others, will have preference and priority over any other claims, including any claims in respect of the Obligors under the JBS USA Registered Notes and the Guarantees. For more information about these and other the factors that may affect payments to holders of the JBS USA Registered Notes and the Guarantees, see “Item 3. Key Information—D. Risk Factors--Risks Relating to Our Debt, the JBS USA Registered Notes and the Parent Guarantees” in the Form 20-F.

If certain conditions are met, the Parent Guarantors will be released from their Guarantees of the JBS USA Registered Notes. See “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Release of Guarantees of Parent Guarantors and Fall-Away of Covenants of Parent” in the Form 20-F. Moreover, JBS USA may be substituted for a direct or indirect parent of JBS USA or any subsidiary of JBS USA that owns, or after the substitution, will own, a majority of the assets of the JBS USA for purposes of the indentures, as described under “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Substitution of the Company” in the Form 20-F. Alternatively, if certain conditions are met, JBS USA Food Company may be released as an issuer of the JBS USA Registered Notes for purposes of the indentures, as described under “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Release of JBS USA Food as an Issuer” in the Form 20-F. As a consequence of any release of any Guarantees of the JBS USA Registered Notes, the substitution of JBS USA as an issuer and/or the release of JBS USA Food Company as an issuer of the JBS USA Registered Notes, the obligor or obligors, assets and revenues available for repayment of the JBS USA Registered Notes may be significantly different from the obligors, assets and revenues at the time of a holder’s investment in the JBS USA Registered Notes. For more information, see “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Debt, the JBS USA Registered Notes and the Parent Guarantees—The indentures governing the JBS USA Registered Notes provides for the release of the guarantees of the JBS USA Registered Notes, our ability to substitute JBS USA as an issuer, and our ability to release JBS USA Food Company as an issuer of the JBS USA Registered Notes” in the Form 20-F.

Pursuant to Rule 3-10 of Regulation S-X subsidiary issuers and guarantors of obligations guaranteed by the parent (in this case, JBS S.A.) are not required to provide separate financial statements, provided that the subsidiary obligor is consolidated into the parent company’s consolidated financial statements, the parent guarantee is “full and unconditional” and, subject to certain exceptions as set forth below, the alternative disclosure required by Rule 13-01 of Regulation S-X is provided, which includes narrative disclosure and summarized financial information. Accordingly, separate consolidated financial statements of each Obligor (other than JBS S.A.) have not been presented.

Furthermore, as permitted under Rule 13-01(a)(4)(vi) of Regulation S-X, except as described below, we have excluded the summarized financial information for the Obligors (other than JBS S.A.) because, except for JBS S.A., the combined Obligors, excluding investments in subsidiaries that are not issuers or guarantors, have no material assets, liabilities or results of operations, and management believes such summarized financial information would not provide incremental value to investors.

Summarized financial information is presented below for JBS S.A., as parent company and the only Obligor with material operations, on a stand-alone basis and does not include investments in and equity in the earnings of non-obligor subsidiaries. Transactions with and balances to/from non-obligor subsidiaries and related parties have been presented separately.

The following summarized financial information sets forth JBS S.A.’s summarized statement of financial position data as of September 30, 2024 and December 31, 2023 and summarized statement of income data for the nine-month period ended September 30, 2024 and the year ended December 31, 2023.

	As of and for the nine-month period ended September 30, 2024	As of and for the year ended December 31, 2023
	(in millions of US$)
Statement of financial position data:
Current assets:
Due from non-obligor subsidiaries and related parties	197.8	183.1
Other current assets	2,656.9	2,687.1
Total current assets	2,854.6	2,870.2
Non-current assets:
Due from non-obligor subsidiaries and related parties	108.0	119.0
Other non-current assets	5,533.5	6,498.7
Total non-current assets	5,641.5	6,617.7
Current liabilities:
Due to non-obligor subsidiaries and related parties	85.3	78.5
Other current liabilities	2,832.9	2,068.3
Total current liabilities	2,918.1	2,146.8
Non-current liabilities:
Due to non-obligor subsidiaries and related parties	(2,587.0)	3,513.0
Other non-current liabilities	7,467.1	3,251.5
Total non-current liabilities	4,880.1	6,764.5

Statement of income data (1):
Net revenue	8,468.5	10,319.9
Gross profit	1,628.2	1,614.0
Net income (loss) attributable to Company shareholders		(217.7)
Net income (loss)	58.2	(217.7)

(1)	For the nine-month period ended September 30 2024, net revenue, gross profit and net income (loss) includes US$967.9 million, US$122.7 million and US$81.1 million, respectively, of intercompany transactions with non-obligor subsidiaries and related parties. For the year ended December 31, 2023, net revenue, gross profit and net income (loss) includes US$1,342.3 million, US$146.8 million and US$97.1 million, respectively, of intercompany transactions with non-obligor subsidiaries and related parties.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A includes statements reflecting assumptions, expectations, intentions or beliefs about future events that are intended as “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995. All statements included in this MD&A, other than statements of historical fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements represent our reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially from those contemplated by the statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “project,” “forecast,” “plan,” “may,” “will,” “should,” “could,” “expect” and other words of similar meaning. In particular, these include, but are not limited to, statements of our current views and estimates of future economic circumstances, industry conditions in domestic and international markets and our performance and financial results.

Among the factors that may cause actual results and events to differ from the anticipated results and expectations expressed in such forward-looking statements are the following:

●	the risk of outbreak of animal diseases, more stringent trade barriers in key export markets and increased regulation of food safety and security;

●	product contamination or recall concerns;

●	fluctuations in the prices of live cattle, hogs, chicken, corn and soymeal;

●	fluctuations in the selling prices of beef, pork and chicken products;

●	developments in, or changes to, the laws, regulations and governmental policies governing our business and products or failure to comply with them, including environmental and sanitary liabilities;

●	currency exchange rate fluctuations, trade barriers, exchange controls, political risk and other risks associated with export and foreign operations;

●	changes in international trade regulations;

●	our strategic direction and future operation;

●	deterioration of economic conditions globally and more specifically in the principal markets in which we operate;

●	our ability to implement our business plan, including our ability to arrange financing when required and on reasonable terms and the implementation of our financing strategy and capital expenditure plan;

●	the successful integration or implementation of mergers and acquisitions, joint ventures, strategic alliances or divestiture plans;

●	the competitive nature of the industry in which we operate and the consolidation of our customers;

●	customer demands and preferences;

●	our level of indebtedness;

●	adverse weather conditions in our areas of operations;

●	continued access to a stable workforce and favorable labor relations with employees;

●	our dependence on key members of our management;

●	the interests of our ultimate controlling shareholders;

●	reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and the outcome of these actions;

●	economic instability in Brazil and a resulting reduction in market confidence in the Brazilian economy;

●	political crises in Brazil;

●	the declaration or payment of dividends or interest attributable to shareholders’ equity;

●	the ongoing war between Russia and Ukraine and the Israel-Hamas conflict, including higher prices for commodities, such as food products, ingredients and energy products, increasing inflation in some countries, and disrupted trade and supply chains as a result of disruptions caused by these conflicts;

●	unfavorable outcomes in legal and regulatory proceedings and government investigations that we are, or may become, a party to;

●	the risk factors discussed under the heading “Item 3. Key Information—D. Risk Factors” in the Form 20-F;

●	other factors or trends affecting our financial condition, liquidity or results of operations; and

●	other statements contained in this MD&A regarding matters that are not historical facts.

In addition, there may be other factors and uncertainties, many of which are beyond our control, that could cause our actual results and events to be materially different from the results referenced in the forward-looking statements. Many of these factors will be important in determining our actual future results. Consequently, any or all of our forward-looking statements may turn out to be inaccurate.

We caution investors not to place undue reliance on any forward-looking statements, which speak only as of the date made. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements contained in this MD&A are qualified in their entirety by this cautionary statement.